Exhibit 99.3

Special Meeting of Multiple Voting and Subordinate Voting Shareholders
Toronto, Ontario - October 16, 2006

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

1.	Plan of Arrangement
On a vote by ballot, a special resolution was passed approving an arrangement under Section 192 of the Canada Business Corporations Act involving Extendicare Inc. (“Extendicare”) and its shareholders providing for the distribution of Class A Shares and Class B Shares of Assisted Living Concepts, Inc. to the Subordinate Voting and Multiple Voting shareholders of Extendicare, respectively, and the conversion of Extendicare into Extendicare Real Estate Investment Trust (the “REIT”).

	Votes For	%	Votes Against	%
Subordinate Voting	29,079,438	97.44	764,760	2.56
Multiple Voting	102,960,000	99.96	44,970	0.04

2.	Unitholder Rights Plan
On a vote by ballot, an ordinary resolution was passed approving the adoption of a unitholder rights plan by the REIT.

Votes For	%	Votes Against	%
101,280,030	76.24	31,569,138	23.76

Yours truly,

/s/ Jillian Fountain
Jillian Fountain
Corporate Secretary